

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2023

Weixuan Zhang
Chief Executive Officer
Dynamic Shares Trust
c/o Dynamic Shares LLC
401 W. Superior Street
Suite 300
Chicago, Illinois 60654

> **Re: Dynamic Shares Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed May 24, 2023**
> **File No. 001-40369**

Dear Weixuan Zhang:

We have reviewed your August 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements, page 64

1. We acknowledge your response to comment 1. We note that a similar comment was issued to the company in our letter to you dated July 2, 2019. Refer to comment 11 in that letter. Although you only have one fund, you are still required to provide audited financial statements for the registrant. As previously requested, please amend your Form 10-K to include audited financial statements for the registrant and amend your Form 10-Q for the

quarterly period ended March 31, 2023 to include financial statements for the registrant that meet the requirements of that form. Since your filing includes a statement of cash flows for the period from April 28, 2021 to December 31, 2021 you should also include an audit report that covers that statement and period in your amendment.

Exhibits

2.   We acknowledge your response to comment 4. Please note that future filings include your amendments.

         You may contact Kate Tillan, at (202) 551-3604 or Bonnie Baynes, at (202) 551-4924 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets